Exhibit 99.(n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” and “Financial Highlights” in the Prospectus and “Financial Statements” in the Statement of Additional Information, each dated July 29, 2026, and each included in this Post-Effective Amendment No. 3 to the Registration Statement (Form N-2, File No. 333-289063) of Ares Private Markets Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 29, 2026, with respect to the consolidated financial statements and financial highlights of Ares Private Markets Fund included in the Annual Report (Form N-CSR) for the year ended March 31, 2026, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

July 29, 2026